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                                                            Exhibit 99(a)(1)(G)

                                  NEWS RELEASE

                                Contacts
                                Theda W. Page Whitehead     Dan Toporek
                                Sabre                       GetThere
                                (817) 967-1859              (650) 752-1627
                                theda.whitehead@sabre.com   toprek@getthere.com
                                -------------------------



              SABRE HOLDINGS CORPORATION COMMENCES TENDER OFFER
               FOR SHARES OF GETTHERE INC. AT $17.75 PER SHARE


Fort Worth, TX. -- September 11, 2000 -- Sabre Holdings Corporation (NYSE: TSG) announced today that it has commenced a cash tender offer for all the outstanding shares of GetThere Inc. (NASDAQ: GTHR) at a price of $17.75 per share. The tender offer, which is being made pursuant to an Agreement and Plan of Merger, dated as of August 28, 2000 and an Offer to Purchase, dated September 11, 2000, is scheduled to expire at 12:00 midnight, New York City time, on Friday, October 6, 2000, unless extended.

The Board of Directors of GetThere has unanimously determined that the tender offer is fair to and in the best interest of GetThere's shareholders and recommended that GetThere's shareholders accept the tender offer and tender their shares in the offer.

Following completion of the tender offer, Sabre intends to consummate a second step merger in which the remaining GetThere shareholders will receive the same cash price paid in the tender offer.

The tender offer is subject to customary conditions, including the tender of a majority of GetThere shares on a fully diluted basis and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

EquiServe Trust Company is the depositary for the tender offer and D.F. King & Co. is the information agent for the tender offer.

ABOUT SABRE

Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. Sabre reported 1999 revenues of $2.4 billion, up 5.6 percent from 1998. Net earnings excluding special items were $264 million, up 15.2 percent from the prior year. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre. Sabre maintains a 70% ownership interest in Travelocity.com (Nasdaq: TVLY), the world's leading online B2C travel site.



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ABOUT GETTHERE

GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services. GetThere's systems are used to provide online travel procurement to employees at leading corporations such as Boeing, Chevron, Cisco, Cox Enterprises, Lucent, MetLife, Nike and Xerox. GetThere also powers online travel sites for leading airlines, including Alitalia, All Nippon Airways, America West, British Airways, Northwest Airlines, TWA and United Airlines. GetThere can be found on the Web at http://www.GetThere.com.

                                    # # #

This news release is for informational purposes only. It does not constitute an offer to purchase shares of GetThere or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Sabre commenced the tender offer and filed with the SEC a tender offer statement on September 11, 2000. GetThere will file with the SEC a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all shareholders of GetThere at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025, Attention: Investor Relations, Telephone: 650.752.1500.